EXHIBIT 99.1

September 19, 2012

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report-Tel-Aviv District Court approves the withdrawal of a claim and motion to certify the claim as a class action filed against the Company’s subsidiary, Pelephone
Communications Ltd.

To:      The Tel Aviv Stock Exchange
        The Israeli Securities Authority

Further to the immediate report of Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”) dated September 12, 2012, the Company announced that it received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone"), regarding a claim and a motion to certify the claim as a class action, that was filed against Pelephone with the Tel-Aviv District Court.

The claim contains a similar allegation to that which was made against the Company as reported in the immediate report of the Company dated September 12, 2012.  The plaintiff claims that Pelephone does not send calling details with the phone bill as required by the instructions of the Ministry of Communications and Pelephone’s license. The aggregate amount sought by the claim is NIS 110 million.

Pelephone  is studying  the claim  and is unable,  at the present  stage,  to evaluate  the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.